Item 77-I

Additional Class

Effective July 1, 2000, the Trust has added Class C shares to each of the Funds and the initial shares were renamed Class A shares. The Class C shares charge a 1.00% front-end sales load on purchases up to $1 million. Investors purchasing Class C shares also pay a contingent deferred sales charge of 1.00% if shares are held for less than one year. The Funds have each adopted a distribution services plan (the "Plans") under Rule 12b-1 of the Investments Company Act of 1940. The Plans allow the Funds to reimburse the Distributor for a portion of the costs incurred in distributing each Fund's shares, including amounts paid to brokers or dealers, at an annual rate not to exceed 1.00% of each Fund's average daily net assets. The Board of Trustees also approved changing the Fund family name from The HomeState Group to Emerald Mutual Funds effective July 1, 2000.


New Fund

The HomeState Group (the "Trust") was organized as a Pennsylvania common law trust on August 26, 1992. Currently the Trust is offering shares of four series. The most recent addition to the group was the Emerald National Small-Cap Fund, which commenced operations on October 31, 2000. The following describes the rights of the shares of the new series.

Since The HomeState Group is organized as a Pennsylvania common law trust, it is required to hold annual meetings, and does not intent to do so, except as required by the Act or other applicable Federal or state laws. The Declaration of Trust permits the Board of Trustees to issue an unlimited number of shares of beneficial interest without par value from separate Series of shares. Currently the Trust is offering shares of four Series. Additional series may be added in the future by the Board of Trustees. The Trustees have authorized the division of each Series into two Classes: Class A and Class C shares. Each share of each Series and Class when issued has equal dividend, distribution, liquidation and voting rights within the Series or Class for which it was issued.

The shares of the Trust are fully paid and nonassessable except as set forth under "Shareholder and Trustee Liability" and have no preference as to conversion, exchange, dividends, retirement or other features. The shares of the Trust have no preemptive rights. The shares of the Trust have non-cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so. A shareholder is entitled to one vote for each full share held (and a fractional vote for each fractional share held), then standing in his name on the books of the Trust. On any matter submitted to a vote of shareholders, all shares of the Trust then issued and entitled to vote, irrespective of the series or class, shall be voted in the aggregate and not by series or class except that shares shall be voted as a separate series or class with respect to matters affecting that series or class or as otherwise required by application law.

The Trust will continue without limitation of time, provided however that:

1) Subject to the majority vote of the holders of shares of any Series of the Trust outstanding, the Trustees may sell or convert the assets of such Series to another investment company in exchange for shares of such investment company and distribute such shares ratably among the shareholders of such Series;

2) Subject to the majority vote of shares of any Series of the Trust outstanding, the Trustees may sell and convert into money the assets of such Series and distribute such assets ratably among the shareholders of the Series; and

3) Without the approval of the shareholders of any Series, unless otherwise required by law, the Trustees may combine the assets of any two or more Series into a single Series so long as such combination will not have a material adverse effect upon the shareholders of such Series.